The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601

March 30, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Michael R. Clampitt
                       Justin Dobbie

         Re:        The South Financial Group, Inc.
                       Post-Effective Amendment No. 4 to Registration Statement on Form S-3
                       Filed March 30, 2009
                       File No. 333-151484

Gentlemen:

                       Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The South Financial Group, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-151484) to March 30, 2009, or as soon as possible thereafter.

                       In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 30, 2009

                       Please contact the undersigned at (864) 255-7900 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

By: /s/ William P. Crawford
William P. Crawford, Jr., Esq.
Executive Vice President and General Counsel